

April 4, 2011

Via E-mail
Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re:** **China Ginseng Holdings, Inc.**
> **Amendment No. 3 to Form 10-12g**
> **Filed March 14, 2011**
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2010**
> **Filed March 14, 2011**
> **Form 10-Q/A for the Quarterly Period Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have reviewed your amended filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12g

Our Business, page 3
General, page 3

1. We note your response to comment two that you obtained certificates of approval for each of your subsidiaries as wholly foreign owned entities; yet we note that you have only filed as exhibit 12 the approval for Yanbian. In addition, please discuss in greater detail what is required to operate as a wholly foreign owned entity and how you met the requirements and approvals. Lastly, please discuss how your structure comports with the requirements in the government regulation section on page 16 regarding the M&A rules.

2. Please reconcile the date you entered into the 8 million RMB loan agreement with Meihekou, which is described as November 8, 2010 in the first paragraph under the bullet points at the top of page four, with the September 10, 2010 date provided in Exhibit 10.21. In addition, as previously requested in comment three of our letter dated February 24, 2011, please disclose on page three the amount of interest that is currently due on the loan.

3. We partially reissue comment 11 of our letter dated February 24, 2011. Please clarify the penultimate paragraph of page two and disclosure on pages three and four to clarify that Tonghua does not produce any wine and that all wine production is through your winery producer. We also note a reference to the company producing wine in the first paragraph of page F-8. Please revise as appropriate.

4. Provide the basis for your plan to derive "70% of our revenues from sales of canned ginseng juice, 20% of our revenues from sales of ginseng and 10% of our revenue from sales of our wine in the next 2-3 years," as stated on page three, in light of the recent commencement of production of ginseng juice and given that your wine business has not yet commenced.

5. We partially reissue comment 13 of our letter dated February 24, 2011. We note that you have not revised the reference on page four to your ginseng resale business accounting for a "small portion of [y]our revenue." Please revise to reconcile this statement with your subsequent disclosure regarding the significant role this portion of your business plays in your overall operations.

6. Please clarify the disclosure on page five regarding the interest on the loan from Meihekou Credit Union. In addition, please provide the actual interest rate as of a recent date.

Sections of Our Business, page 6

7. We note your added disclosure on page six that the "growing cycle is from March to September" and your subsequent disclosure that "June to August . . . is the grow season." Please revise your disclosure to clarify the difference between the "growing cycle" and the "grow season."

8. Please clarify the last paragraph above Sources and Availability of Raw Materials on page six, which discusses the decrease in direct sales of ginseng due to its increased use for your canned ginseng juice, in light of your disclosure that 90% of your ginseng oxidized in 2010.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

9. Please clarify the terms (including pricing) under which your distributors will acquire your beverages for sale and the manner in which any funds from sales of your beverages by your distributors will be managed. For example, describe if the distributor will obtain the beverages from you at a wholesale price, at cost, or some other arrangement.

Wine, page 10
Distribution Methods, page 11

10. We partially reissue comment 20 of our letter dated February 24, 2011. Please clarify the terms (including pricing) under which your distributors will acquire your wine for sale and the manner in which any funds from sales of such products by your distributors will be managed. For example, describe if the distributor will obtain the wine from you at a wholesale price, at cost, or some other arrangement.

11. Also, please revise your disclosure on page 11 to discuss the 150,000 RMB payment described in Chapter 4, Section 2 of Exhibit 10.19. Clarify whether this payment has been received.

Competition, page 20
Ginseng Beverage, page 20

12. We partially reissue comment 23 of our letter dated February 24, 2011. Please identify the "research institute" referred to in the first paragraph of this section. Furthermore, clarify whether the market research described in the second paragraph of page 21 was part of the same market research report described earlier. Finally, briefly revise your disclosure to clarify how the market researchers determined that the extraction of ginsenosides causes damage to nutritional components of ginseng. Provide us supplementally with a copy of the market research report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 28

13. We reissue comment 26 of our letter dated February 24, 2011. We are unable to locate a substantive response to our comment.

Liquidity and Capital Resources, page 30

14. We partially reissue comment 29 of our letter dated February 24, 2011. Please revise your disclosure here to provide management's analysis of the material effect the Meihekou Credit Union loan will have on your liquidity and ability to raise capital. In

this regard, discuss any material financial covenants in the Meihekou Credit Union agreement that place restrictions or limits on your ability to raise capital in the future.

15. We partially reissue comment 30 of our letter dated February 24, 2011. It is unclear why the Qingshi Credit Cooperative loan is only secured by 150 tons of grape juice, among the other described assets, when on page 10 under Production Methods you refer to Tonghua having reserved 1,170 tons of grape juice as of June 30, 2010. Please revise to reconcile this disclosure or advise.

Item 7. Certain Relationships and Related Transactions, and Director Independence Director Independence, page 40

16. Please remove the first paragraph from this section, as it is contradictory with the disclosure in the remainder of this section.

17. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K, which would include the largest aggregate amount of principal outstanding for each individual, and disclosure the nature of the relationship between each individual and the company.

18. In addition, please provide more specific disclosure regarding the amount attributable to "others" in the list of related party loans.

19. We note your added disclosure in the second paragraph of this section. It is unclear why you are imputing interest on funds which were loaned "interest free." Please advise or revise.

Exhibits

20. Please file the certificates of approval certifying your subsidiaries as WFOEs as exhibits to the registration statement, to the extent you have not already done so.

21. We note that Annex 1 to Exhibit 10.19 has not been filed. Please file exhibit 10.19 in its entirety.

22. We note a reference to a "loan note" and "due bill" in Article 3 of Exhibit 10.21. Please file such documents as exhibits to the registration statement.

Form 10-Q/A for Quarter Ended September 30, 2010
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 29

23. We reviewed your response to our prior comment 37, noting you believe your disclosure controls and procedures are not effective. However, your amended Form 10-Q did not provide a conclusion on the effectiveness of your disclosure controls and procedures as of

September 30, 2010. As such, please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010, in accordance with Item 307 of Regulation S-K. Please note an abbreviated amendment may only be required. Refer to Exchange Act Rule 12b-15.

Form 10-Q/A for the Quarter Ended December 31, 2010
General

24. Please amend this Form 10-Q to comply with the comments issued above, as applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

25. We partially reissue comment 40 of our letter dated February 24, 2011. Please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes.

26. In this regard, please also revise your discussion of your results of operations and liquidity to address the significant portion of your ginseng that was oxidized in 2010 and the effect that such oxidation will have on your ginseng beverage business.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 14

27. Please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as December 31, 2010 in accordance with Item 307 of Regulation S-K. Please note an abbreviated amendment may only be required. Refer to Exchange Act Rule 12b-15.

Changes in Internal Control Over Financial Reporting, page 15

28. Please revise to disclose any changes in your internal control over financial reporting during the quarter ended December 31, 2010 in accordance with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director